SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1

(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No.     )

ZTO EXPRESS (CAYMAN) INC.

(Name of Issuer)

Class A Ordinary Shares, Par Value $0.0001 Per Share

(Title of Class of Securities)

G9897K 105

(CUSIP Number)

12/31/16

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

(Continued on following pages)

Page 1 of 12 Pages

CUSIP No. G9897K 105	13 G	Page 2 of 12 Pages

1	Name of reporting person MAX ALPHA LIMITED I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 24,000,000
	7	Sole dispositive power 0
	8	Shared dispositive power 24,000,000
9	Aggregate amount beneficially owned by each reporting person 24,000,000
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 4.6%
12	Type of reporting person CO

CUSIP No. G9897K 105	13 G	Page 3 of 12 Pages

1	Name of reporting person MAX BEYOND LIMITED I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 12,000,000
	7	Sole dispositive power 0
	8	Shared dispositive power 12,000,000
9	Aggregate amount beneficially owned by each reporting person 12,000,000
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 2.3%
12	Type of reporting person CO

CUSIP No. G9897K 105	13 G	Page 4 of 12 Pages

1	Name of reporting person SHANGHAI ZHEYUAN INVESTMENT CENTRE (L.P.) I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization The People’s Republic of China
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 24,000,000 shares, all of which are directly held by Max Alpha Limited. Max Alpha Limited is wholly-owned by Shanghai Zheyuan Investment Centre (L.P.).
	7	Sole dispositive power 0
	8	Shared dispositive power 24,000,000 shares, all of which are directly held by Max Alpha Limited. Max Alpha Limited is wholly-owned by Shanghai Zheyuan Investment Centre (L.P.).
9	Aggregate amount beneficially owned by each reporting person 24,000,000
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 4.6%
12	Type of reporting person PN

CUSIP No. G9897K 105	13 G	Page 5 of 12 Pages

1	Name of reporting person SHANGHAI HUANYE INVESTMENT CENTRE PARTNERSHIP (L.P.) I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization The People’s Republic of China
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 12,000,000 shares, all of which are directly held by Max Beyond Limited. Max Beyond Limited is wholly-owned by Shanghai Huanye Investment Centre Partnership (L.P.).
	7	Sole dispositive power 0
	8	Shared voting power 12,000,000 shares, all of which are directly held by Max Beyond Limited. Max Beyond Limited is wholly-owned by Shanghai Huanye Investment Centre Partnership (L.P.).
9	Aggregate amount beneficially owned by each reporting person 12,000,000
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 2.3%
12	Type of reporting person PN

CUSIP No. G9897K 105	13 G	Page 6 of 12 Pages

1	Name of reporting person SEQUOIA CAPITAL EQUITY INVESTMENT MANAGEMENT (TIANJIN) LIMITED I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization The People’s Republic of China
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
6

Shared voting power

36,000,000 shares, of which 24,000,000 shares are directly held by Max Alpha Limited and 12,000,000 shares are directly held by Max Beyond Limited. Max Alpha Limited is wholly-owned by Shanghai Zheyuan Investment Centre (L.P.). Max Beyond Limited is wholly-owned by Shanghai Huanye Investment Centre Partnership (L.P.). Sequoia Capital Equity Investment Management (Tianjin) Limited is the General Partner of each of Shanghai Zheyuan Investment Centre (L.P.) and Shanghai Huanye Investment Centre Partnership (L.P.).

	7	Sole dispositive power 0
8

Shared dispositive power

36,000,000 shares, of which 24,000,000 shares are directly held by Max Alpha Limited and 12,000,000 shares are directly held by Max Beyond Limited. Max Alpha Limited is wholly-owned by Shanghai Zheyuan Investment Centre (L.P.). Max Beyond Limited is wholly-owned by Shanghai Huanye Investment Centre Partnership (L.P.). Sequoia Capital Equity Investment Management (Tianjin) Limited is the General Partner of each of Shanghai Zheyuan Investment Centre (L.P.) and Shanghai Huanye Investment Centre Partnership (L.P.).

9	Aggregate amount beneficially owned by each reporting person 36,000,000
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 6.9%
12	Type of reporting person CO

CUSIP No. G9897K 105	13 G	Page 7 of 12 Pages

1	Name of reporting person NEIL NANPENG SHEN I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Hong Kong
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
6

Shared voting power

36,000,000 shares, of which 24,000,000 shares are directly held by Max Alpha Limited and 12,000,000 shares are directly held by Max Beyond Limited. Any decision taken by Max Alpha Limited or Max Beyond Limited to vote, or to direct a vote, or to dispose, or direct the disposition of, the shares held by Max Alpha Limited or Max Beyond Limited must be approved by the members of the investment committee of Sequoia Capital Equity Investment Management (Tianjin) Limited, which include Neil Nanpeng Shen and Kui Zhou. Because the foregoing approval power is vested in the investment committee of which Mr. Shen is a member, Mr. Shen may be deemed to share voting and dispositive power over the shares held by Max Alpha Limited and Max Beyond Limited. Mr. Shen does not hold any shares in Sequoia Capital Equity Investment Management (Tianjin) Limited.

	7	Sole dispositive power 0
8

Shared dispositive power

36,000,000 shares, of which 24,000,000 shares are directly held by Max Alpha Limited and 12,000,000 shares are directly held by Max Beyond Limited. Any decision taken by Max Alpha Limited or Max Beyond Limited to vote, or to direct a vote, or to dispose, or direct the disposition of, the shares held by Max Alpha Limited or Max Beyond Limited must be approved by the members of the investment committee of Sequoia Capital Equity Investment Management (Tianjin) Limited, which include Neil Nanpeng Shen and Kui Zhou. Because the foregoing approval power is vested in the investment committee of which Mr. Shen is a member, Mr. Shen may be deemed to share voting and dispositive power over the shares held by Max Alpha Limited and Max Beyond Limited. Mr. Shen does not hold any shares in Sequoia Capital Equity Investment Management (Tianjin) Limited.

9	Aggregate amount beneficially owned by each reporting person 36,000,000
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 6.9%
12	Type of reporting person IN

CUSIP No. G9897K 105	13 G	Page 8 of 12 Pages

1	Name of reporting person KUI ZHOU I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization The People’s Republic of China
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
6

Shared voting power

36,000,000 shares, of which 24,000,000 shares are directly held by Max Alpha Limited and 12,000,000 shares are directly held by Max Beyond Limited. Any decision taken by Max Alpha Limited or Max Beyond Limited to vote, or to direct a vote, or to dispose, or direct the disposition of, the shares held by Max Alpha Limited or Max Beyond Limited must be approved by the members of the investment committee of Sequoia Capital Equity Investment Management (Tianjin) Limited, which include Neil Nanpeng Shen and Kui Zhou. As a result, Mr. Zhou may be deemed to share voting and dispositive power over the shares held by Max Alpha Limited and Max Beyond Limited.

	7	Sole dispositive power 0
8

Shared dispositive power

36,000,000 shares, of which 24,000,000 shares are directly held by Max Alpha Limited and 12,000,000 shares are directly held by Max Beyond Limited. Any decision taken by Max Alpha Limited or Max Beyond Limited to vote, or to direct a vote, or to dispose, or direct the disposition of, the shares held by Max Alpha Limited or Max Beyond Limited must be approved by the members of the investment committee of Sequoia Capital Equity Investment Management (Tianjin) Limited, which include Neil Nanpeng Shen and Kui Zhou. As a result, Mr. Zhou may be deemed to share voting and dispositive power over the shares held by Max Alpha Limited and Max Beyond Limited.

9	Aggregate amount beneficially owned by each reporting person 36,000,000
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 6.9%
12	Type of reporting person IN

CUSIP No. G9897K 105	13 G	Page 9 of 12 Pages

ITEM 1.

(a)	Name of Issuer: ZTO Express (Cayman) Inc.

(b)	Address of Issuer’s Principal Executive Offices:

Building One, No. 1685 Huazhi Road,

Qingpu District, Shanghai, 201708, People’s

Republic of China

ITEM 2.

(a)	Name of Persons Filing:

Max Alpha Limited

Max Beyond Limited,

Shanghai Zheyuan Investment Centre (L.P.)

Shanghai Huanye Investment Centre Partnership (L.P.)

Sequoia Capital Equity Investment Management (Tianjin) Limited

Neil Nanpeng Shen

Kui Zhou

Max Alpha Limited is wholly-owned by Shanghai Zheyuan Investment Centre (L.P.). Max Beyond Limited is wholly-owned by Shanghai Huanye Investment Centre Partnership (L.P.). Sequoia Capital Equity Investment Management (Tianjin) Limited is the General Partner of each of Shanghai Zheyuan Investment Centre (L.P.) and Shanghai Huanye Investment Centre Partnership (L.P.).

Any decision taken by Max Alpha Limited or Max Beyond Limited to vote, or to direct a vote, or to dispose, or direct the disposition of, the shares held by Max Alpha Limited or Max Beyond Limited must be approved by the members of the investment committee of Sequoia Capital Equity Investment Management (Tianjin) Limited, which include Neil Nanpeng Shen and Kui Zhou. Because the foregoing approval power is vested in the investment committee of which Mr. Shen is a member, Mr. Shen may be deemed to share voting and dispositive power over the shares held by Max Alpha Limited and Max Beyond Limited. Mr. Shen does not hold any shares in Sequoia Capital Equity Investment Management (Tianjin) Limited.

(b)	Address of Principal Business Office or, if none, Residence:

Cricket Square, Hutchins Drive

PO Box 2681

Grand Cayman, KY1-1111

Cayman Islands

Citizenship:

Max Alpha Limited, Max Beyond Limited: Cayman Islands

Shanghai Zheyuan Investment Centre (L.P.), Shanghai Huanye Investment Centre Partnership (L.P.), Sequoia Capital Equity Investment Management (Tianjin) Limited, Kui Zhou: The People’s Republic of China

Neil Nanpeng Shen: Hong Kong

(c)	Title of Class of Securities: Class A Ordinary Shares

(d)	CUSIP Number: G9897K 105

ITEM 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

NOT APPLICABLE

ITEM 4.	Ownership

SEE ROWS 5 THROUGH 11 OF COVER PAGES

CUSIP No. G9897K 105	13 G	Page 10 of 12 Pages

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

NOT APPLICABLE

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

NOT APPLICABLE

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

NOT APPLICABLE

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

NOT APPLICABLE

ITEM 10.	CERTIFICATION

NOT APPLICABLE

CUSIP No. G9897K 105	13 G	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2017

Max Alpha Limited

By:	/s/ Zhang Lianqing
Zhang Lianqing, Authorized Signatory

Max Beyond Limited

By:	/s/ Zhang Lianqing
Zhang Lianqing, Authorized Signatory

Shanghai Zheyuan Investment Centre (L.P.)

Shanghai Huanye Investment Centre Partnership (L.P.)

By:	Sequoia Capital Equity Investment Management (Tianjin) Limited
its General Partner

By:	/s/ Kui Zhou
Kui Zhou, Authorized Signatory

Sequoia Capital Equity Investment Management (Tianjin) Limited

By:	/s/ Kui Zhou
Kui Zhou, Authorized Signatory

/s/ Neil Nanpeng Shen
Neil Nanpeng Shen

/s/ Kui Zhou
Kui Zhou

CUSIP No. G9897K 105	13 G	Page 12 of 12 Pages

EXHIBIT 1

AGREEMENT AS TO JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree that the Schedule 13G relating to the Class A ordinary shares of ZTO Express (Cayman) Inc., and any further amendments thereto, to which this Agreement as to Joint Filing of Schedule 13G is attached as an exhibit is filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: February 10, 2017

Max Alpha Limited

By:	/s/ Zhang Lianqing
Zhang Lianqing, Authorized Signatory

Max Beyond Limited

By:	/s/ Zhang Lianqing
Zhang Lianqing, Authorized Signatory

Shanghai Zheyuan Investment Centre (L.P.)

Shanghai Huanye Investment Centre Partnership (L.P.)

By:	Sequoia Capital Equity Investment Management (Tianjin) Limited
its General Partner

By:	/s/ Kui Zhou
Kui Zhou, Authorized Signatory

Sequoia Capital Equity Investment Management (Tianjin) Limited

By:	/s/ Kui Zhou
Kui Zhou Authorized Signatory

/s/ Neil Nanpeng Shen
Neil Nanpeng Shen

/s/ Kui Zhou
Kui Zhou